Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-197876

January 30, 2015

CTPartners Executive Search Inc.

The information contained in this free writing prospectus should be read together with the preliminary prospectus supplement, dated January 26, 2015 (the “Preliminary Prospectus Supplement”), to the prospectus included in the Registration Statement on Form S-3 (Registration No. 333-197876) filed by CTPartners Executive Search Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2014 and declared effective on August  20, 2014. The Preliminary Prospectus Supplement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1439199/000119312515019543/d825047d424b5.htm .

Public offering price:	$3.44 per share

Common stock offered by the Company:	1,454,059 shares of common stock

Use of proceeds:	The Company expects that it will receive net proceeds of approximately $4.2 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company expects to use the net proceeds for working capital and general corporate purposes.

Recent Developments

On January 28, 2015, the Company announced a revision to its fourth quarter and full year 2014 preliminary earnings results that were previously announced on January 21, 2015 and are included in the Preliminary Prospectus Supplement under the heading “Summary – Recent Developments.” The revision is a result of a $1.7 million increase in the Company’s estimate of operating expenses for the fourth quarter primarily due to compensation expense associated with consultant performance bonuses. Estimated net revenue for the fourth quarter of 2014 remains at approximately $42 million and approximately $172 million for the full year.

For the fourth quarter, GAAP net loss attributable to the Company is now expected to be in the range of $1.3 million to $1.6 million, or $0.19 to $0.23 per share. Adjusted net loss for the fourth quarter of 2014 is expected to be in the range of $0.4 million to $0.6 million, or $0.07 to $0.09 per share.

For the full year 2014, GAAP net income is now expected to be in the range of $3.0 million to $3.3 million, or $0.38 to $0.43 per share. Adjusted net income, excluding after-tax non-operating items of $1.9 to $2.3 million, is expected to be in the range of $5.2 million to $5.4 million, or $0.67 to $0.71 per share.

This unaudited preliminary financial information for the quarter and fiscal year ended December 31, 2014 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, these data have been prepared solely on the basis of currently available information by, and are the responsibility of, management. This preliminary financial information is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, completion of the audit of our financial statements and other developments that may arise between now and the time the audit of our financial statements is completed. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control.

Reconciliation of Non-GAAP measures

	(in thousands, except per share amounts)
	Three months ended December 31
	2014	2013
	Estimated	Actual
CALCULATION OF “AS ADJUSTED” PERFORMANCE MEASURE
Net income/(loss)	$(1,340) to $(1,590)	$85
Adjustments:
Post-combination compensation and reorganization expense	0 to 100	143
Foreign exchange loss/(gain) on funding of foreign subsidiaries	435 to 535	47
Costs incurred for restatement, acquisition and integration	850 to 1200	610
Impairment charges	—	594
Tax effect of the adjustments	(500) to (650)	(533)

Adjusted net income/(loss)	$(400) to $(550)	$946

Earnings per common share, as adjusted	$(0.07) to $(0.09)	$0.12

	(in thousands, except per share amounts)
	Year ended December 31
	2014	2013
	Estimated	Actual
CALCULATION OF “AS ADJUSTED” PERFORMANCE MEASURE
Net income/(loss)	$3,000 to $3,300	$(1,770)
Adjustments:
Post-combination compensation and reorganization expense	0 to 100	2,659
Foreign exchange loss/(gain) on funding of foreign subsidiaries	700 to 800	867
Costs incurred for restatement, acquisition and integration	2,500 to 2,800	1,748
Impairment charges	—	594
Tax effect of the adjustments	(1,200) to (1,400)	(2,280)

Adjusted net income	$5,250 to $5,400	$1,818

Earnings per common share, as adjusted	$0.67 to $0.71	$0.24

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from: Craig-Hallum Capital Group LLC at 222 South Ninth Street, Suite 350, Minneapolis, MN 55402, phone number (612) 334-6300.